FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   July, 2002
RIMFIRE MINERALS CORPORATION
700-700 West Pender Street
Vancouver BC Canada V6C 1G8
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   Y      Form 40-F   N
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    N      No    Y
If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82
































RIMFIRE MINERALS CORPORATION





Interim Consolidated Financial Statements

For the
Six Months
Ended July 31, 2002


BC FORM 51-901F
(Schedules A&C)


Expressed in Canadian Dollars

(Unaudited  prepared by management)




Executive Office

RIMFIRE MINERALS CORPORATION
Suite 700  700 West Pender Street
Vancouver, BC V6C 1G8 CANADA
Telephone: (604) 669-6660  Facsimile: (604) 669-0898
E-mail: info@rimfire.bc.ca
Web Site: http://www.rimfireminerals.com

























RIMFIRE MINERALS CORPORATION
Report to Shareholders

During the second quarter, field crews have been active exploring a number of the Company's properties in Alaska, Yukon and northern British Columbia. The Company has also completed a letter of agreement on the William's Gold (formerly the Bill Property) in northern B.C.

Earlier this year, AngloGold (U.S.A) Ltd. optioned two properties from Rimfire in the Goodpaster District of Alaska, in the vicinity of TeckCominco/Sumitomo's Pogo Gold Deposit (5.5 million oz at 0.55 oz/ton). AngloGold can earn up to a 70% interest in the two properties (Eagle and ER-Ogo-Fire) by making staged cash payments totaling US$100,000 per property and conducting US$900,000 in exploration expenditures per property. AngloGold is currently undertaking mapping, prospecting and soil and rock geochemical surveys to aid in identification of targets for future drill testing.

A diamond drilling program, funded by Barrick Gold Corporation, has been started on the Company's RDN property. The Company has granted Barrick Gold the right to earn and maintain a 75% interest in the RDN property by funding all exploration until a production decision. Rimfire acquired the RDN property identifying that the geological setting was similar to that hosting the Eskay Creek Mine located 40 km south of the RDN. Barrick Gold's Eskay Creek Mine is one of Canada's highest-grade precious metal deposits where mining to date has extracted over 2 million ounces of gold and 90 million ounces of silver.

Preliminary fieldwork has been started on the Thorn property in northwestern B.C. The work program included a structural study, drill pad construction and prospecting of soil geochemical anomalies in Camp Creek. Prospecting led to the discovery of a new zone, the Oban Zone, where a float sample assayed 6149 g/t (179 oz/ton) silver, 3.5 g/t gold, 40% lead and 3.5% zinc. All work is being funded by First Au Strategies who are earning a 51% interest in the property by incurring $1.2 million in exploration expenditures over three years. First Au is planning to drill six holes this fall to complete their first year work commitment.

In other exploration work, Rimfire has targeted four areas in the Yukon under the Yukon Mineral Incentive Program (YMIP) and more recently carried out initial fieldwork on the newly acquired Adam property, a porphyry copper-gold target in northwestern B.C.

The Company has signed a letter of agreement with Stikine Gold Corporation on the William's Gold project. Stikine may earn its interest by funding exploration expenditures totaling $1,500,000 over four years and making staged cash and share payments totaling $175,000 and 150,000 shares. Ground-based geophysical surveying, prospecting and mapping, commenced on the William's Gold project in early September.
During the quarter, the Company closed a flow-though private placement raising $102,000 by selling 170,000 units at $0.60. A portion of this placement will be used to fund exploration on the Adam property. In addition to the flow-through financing, the Company has received $504,533 through the exercise of 1,244,333 share purchase warrants in the second quarter. As of July 31, the company had 12,184,621 shares outstanding and over $1.1 million in working capital.

  1


RIMFIRE MINERALS CORPORATION
Report to Shareholders

The Company's administration expenses for the six months ending July 31, 2002 have remained consistent with those of the previous year. Management revenue represents the Company's management fee for the Thorn exploration program. Subsequent to July 31, the Securities and Exchange Commission declared the current 20-F registration submission to be acceptable. The Company is now listed in Standard & Poor's Corporate Records, and shares can be traded in the United States under the 'blue sky' provisions of the Exchange Act. The completion of the 20-F process should reduce accounting and legal expenses for the rest of the fiscal year. Investor services expenses are significantly higher than the comparable period last year. The Company has exhibited and plans to exhibit at more trade shows this year than were attended last year. This has also resulted in a related increase in travel and entertainment expenses. The Company has sufficient working capital to continue the current program of developing projects to the option/joint-venture stage and to provide administrative support to the existing projects. The following table shows the financings conducted this fiscal year and the disposition of the funds.

Date of Financing     Funds Raised     Purpose             Expenditures for the
                                                                stated purpose
April 15, 2002          440,000       Working capital,         $149,802  (34%)
                                      project generation

July 3, 2002            102,000       Flow-through for BC        $1,066 (1%)
                                       projects


For more detail on Rimfire's activities, please check out our website at www.rimfireminerals.com or call Jason Weber, Manager of Corporate
Communications, or myself at 604-669-6660.
On behalf of the Board of Directors:

signed:
DAVID A. CAULFIELD

David A. Caulfield
President and CEO
September 20, 2002
Vancouver, B.C.















 2
RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheet
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)


                         July 31, 2002       July 31, 2001      Fiscal Year End
                                             (Restated)         January 31, 2002
ASSETS
Current
  Cash                    $1,163,192            $544,854               $374,568
  Marketable securities
  (Note 3)                    65,000              50,000                 33,000
  Accounts receivable         69,375              69,736                 29,193
                           1,297,567             664,590                436,761

Capital Assets, net of
accumulated depreciation
($18,584-Jul'02, $13,282-Jul'01,
 and $16,343-Jan)             16,449              16,673                 17,298
Project Deposits (Note 4)      22,000               --                      --
Deferred Compensation
Expense (Note 6)               11,520               --                      --
Mineral Properties (Note 5)      --                 --                      --
                          $ 1,347,536           $ 681,263             $ 454,059

LIABILITIES
Current
  Accounts payable
  and accruals                 13,798                8,452               32,980
  Payable to related
  party (Note 7)               55,642               46,553               20,275
                               69,440                55,005              53,255
Deferred compensation
(Note 6)                       11,520                  --                   --

                               80,960                55,005              53,255
SHAREHOLDERS' EQUITY
Share Capital (Note 6)      3,834,779             2,732,778           2,747,973
Deficit                    (2,569,483)           (2,106,520)         (2,347,169)
Contributed Surplus
(Note 6)                        1,280                   --                  --
                            1,266,576               626,258             400,804

                          $ 1,347,536              $681,263            $454,059

APPROVED BY THE BOARD

'David Caulfield'
  Director

'Henry Awmack'
  Director

 3
RIMFIRE MINERALS CORPORATION

Consolidated Statement of Loss & Deficit
Six months Ended July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)


                         3 months ended                   6 months ended
                             July 31                          July 31
                          2002      2001                   2002     2001
Administration
Revenue
  Interest             $ 1,000   $ 1,396               $  1,189    $  2,872
  Management fees        4,991       --                   4,991         --
                         5,991     1,396                  6,180       2,872
Expense
  Accounting and legal  20,207    28,864                 21,914      32,516
  Depreciation           1,186     1,161                  2,241       2,396
  Investor services     18,341     5,519                 31,066      25,904
  Management services   16,082    13,055                 31,902      27,829
  Office                14,309     7,396                 20,300      16,533
  Rent                   8,444     8,176                 16,888      18,493
  Salaries & support    17,145    16,171                 33,331      31,378
  Telephone & fax          796       669                  1,445       1,186
  Travel & entertainment 4,815     2,577                  7,313       8,101
                       101,325    83,588                166,400     164,336

Mineral Property Interests
Revenue
  Option proceeds       35,000       --                  97,678      46,000

Expense
  Acquisition costs     16,776     19,723                62,638      48,332
  Exploration expense   79,414     55,578               100,476      76,743
  Exploration
   tax credit           (1,771)    (9,251)               (3,342)     (9,573)
                        94,419     66,050               159,772     115,502

Net Loss               154,753    148,242               222,314     230,966

Deficit, Beginning
of Period (Note 2)   2,414,730  1,958,278             2,347,169   1,875,554
Deficit, End
of Period           $2,569,483 $2,106,520            $2,569,483  $2,106,520

Loss Per Share          $ 0.01     $ 0.02                $ 0.02      $ 0.03









 4
RIMFIRE MINERALS CORPORATION

Consolidated Statement of Cash Flows
Six Months Ended July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)

                         3 months ended                6 months ended
                             July 31                      July 31
                          2002      2001               2002     2001
Cash Flows used for
Operating Activities
Administration
  Cash paid to suppliers
  and employees       ($144,584)  ($117,190)        ($218,926)  ($163,180)
  Repayment of advances
  from related party   36,119        26,235            35,367      32,347
  Revenue received      5,991         1,396             6,180       2,872

Mineral Property
Interests
  Acquisition costs   (16,751)      (10,973)          (53,863)    (22,082)
  Exploration costs   (79,414)      (55,577)         (100,476)    (76,743)
  Option proceeds      35,000                         65,678      20,000
                     (163,639)      (156,109)        (266,040)    (206,786)

Cash Flows used for
Investing Activities
  Project deposits     (9,600)          --            (22,000)        --
  Purchase of office
  equipment            (1,392)          --             (1,392)        --
                      (10,992)          --            (23,392)        --

Cash Flows from
Financing Activities
  Issue of common shares
  for cash             606,533        111,800       1,129,583        386,800
  Share issue costs     (2,687)        (9,561)        (51,527)       (38,978)
                       603,846        102,239       1,078,056        347,822

Increase in Cash       429,215        (53,870)        788,624        141,036
Cash, Beginning
of Period              733,977        598,724         374,568        403,818
Cash, End of Period $1,163,192      $ 544,854      $1,163,192      $ 544,854

Supplemental Information on Non-Cash Transactions
Mineral property
 acquisition costs       --         $  (8,750)     $  (8,750)      $  (26,250)
Shares issued for mineral
 property acquisitions   --             8,750          8,750           26,250
Marketable securities
 received                --               --          (32,000)        (26,000)
Mineral property
 option proceeds         --               --           32,000          26,000
Deferred compensation   (1,280)           --           (1,280)           --
Stock option to
non-employee             1,280            --            1,280             --
RIMFIRE MINERALS CORPORATION

Consolidated Changes in Shareholders' Equity
Six Months Ended July 31, 2002
(Expressed in Canadian Dollars)
 (Unaudited  prepared by management)


                         3 months ended                6 months ended
                             July 31                      July 31
                          2002      2001               2002     2001
Common Shares (Note 6)
Opening balance       $3,230,933  $2,612,747       $2,747,973   $2,358,706

Private placement          --         --              391,523      236,541
Private placement
(flow-through)           100,131      59,481          100,131       59,481
Share-purchase warrants  497,465      51,800          580,152       51,800

Employee stock options     6,250        ---              6,250         ---

Issued for mineral
properties                  --         8,750            8,750       26,250

Closing balance        3,834,779   2,732,778        3,834,779    2,732,778


Retained Earnings
Opening balance       (2,414,730) (1,958,278)      (2,347,169)  (1,875,554)
Net loss                (154,753)   (148,242)        (222,314)    (230,966)
Closing balance       (2,569,483) (2,106,520)      (2,569,483)  (2,106,520)


Contributed Surplus
Opening balance             --           --             --             --
Share-based
compensation (Note 6)      1,280         --             1,280          --
Closing balance            1,280         --             1,280          --

 Shareholders' Equity $1,266,576    $626,258        $1,266,576    $626,258
















 6
RIMFIRE MINERALS CORPORATION

Consolidated Statement of Mineral Property Expenditures
Six Months Ended July 31, 2002
(Expressed in Canadian Dollars)
 (Unaudited  prepared by management)


                     Option    Acquisition   Exploration   Exploration
                    Proceeds      Costs         Costs       Tax Credit

Adam               $    --     $ 2,854         $ 11,733       $ (2,332)
William's Gold      (10,000)    22,632            2,690           (522)
Fer / Lin               --       4,410              110            --
RDN                 (25,000)     2,688              876           (155)
Thorn               (47,000)    25,667              765           (141)
Tide                    --       2,115            1,044           (192)
Alaska              (15,678)     2,272               95            --
Other                   --         --            83,163            --
Total             $ (97,678)  $ 62,638         $100,476       $ (3,342)


Cumulative Net Mineral Property Costs since Inception

                      January 31            Current             July 31
                        2002                                      2002
Adam               $   --                  $ 12,255            $ 12,255
William's Gold       93,605                  14,800             108,405
Fer / Lin            87,417                   4,520              91,937
RDN                 839,885                 (21,591)            818,294
Thorn               328,558                 (20,709)            307,849
Tide                 32,002                   2,967              34,969
Alaska               12,084                 (13,311)             (1,227)
Other                  --                    83,163              83,163
Total            $1,393,551              $   62,094          $1,455,645



















 7


RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)


1.   SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 9 to the consolidated financial statements and which include the following significant policies:

Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. The company's wholly-owned subsidiary company, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the United States of America.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiary, Rimfire Alaska, Ltd.

Marketable Securities

Marketable securities are recorded at cost and written down to market value when declines in value are significant and permanent.

Office and Computer Equipment

Office and computer equipment is recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

  Computer software               100 percent
  Computer equipment               30 percent
  Office equipment and furniture   20 percent










 8
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)


1.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Property Interests

The company's mineral property interests are composed of mineral properties owned by the company and rights to ownership of mineral properties, which the company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The company's property ownership and rights to property ownership are described in Note 5.

The company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred (Note 2) and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

The company retroactively adopted this method of accounting for its mineral properties as of January 31, 2002 (Note 2).

Share-based Compensation

The Company applies the intrinsic value based method to account for share-based compensation issued to employees or directors, whereby compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the company to employees and directors approximate market value at the grant date, no compensation expense has been recognized. Stock options granted to employees after January 2002 will require additional disclosures for options, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options. There were no stock options granted to employees after January 31, 2002.

Where shares or options to purchase shares are issued to non-employees in return for goods or services, the fair value of those options issued are recognized as an expense in the period in which the goods or services are received or the period when the options become freely exercisable and amortized over the period when goods or services are expected to be received. The consideration received on the exercise of share options is credited to share capital.






 9
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)


1.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

Exploration Tax Credits

The company will receive refundable exploration tax credits from the Province of British Columbia equal to 20% of qualifying exploration expenditures incurred on properties located in British Columbia. The company records these exploration tax credits as receivable as it incurs the related exploration expenditures.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.   RESTATEMENT

On January 31, 2002 the Company decided to adopt the method of accounting for its mineral property interests described in Note 1. The company had previously accounted for its mineral property interests whereby costs relative to the acquisition, exploration and development of these interests were capitalized by property. All sales and option proceeds received were first credited against the costs of the related property, with any excess credited to earnings. No gains or losses were recognized on the partial sale or dispositions of

 10
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)


2.   RESTATEMENT (continued)

properties except in circumstances, which result in significant dispositions of reserves. Once commercial production had commenced, these net costs were to be charged to future operations using the unit-of production method based on estimated recoverable reserves by property. The net costs related to abandoned properties were charged to earnings.

The Company restated its previously reported financial statements as follows:

                                             3 months          6 months
                                              July 31           July 31
                                                2001              2001

Mineral property interests decreased by     $(1,329,160)   $(1,329,160)
Deficit increased by                          1,329,160      1,329,160
Net loss increased by                            66,050         69,502
Loss per share increased by                       $0.01          $0.01

3.   MARKETABLE SECURITIES

                                                 2002           2001
Blackstone Ventures Inc.  20,000 shares          6,000        $6,000
First Au Strategies Corp.  100,000 shares       32,000           --
Hyder Gold Inc.  150,000 shares                 18,000        18,000
Western Keltic Mines Inc.  200,000 shares       52,000        52,000
                                               108,000        76,000
Less write-down to estimated market value      (43,000)      (26,000)

                                              $ 65,000      $ 50,000

The estimated market value of the marketable securities at July 31, 2002 was $56,100

4.   PROJECT DEPOSITS

The project deposits represents term deposits in favour of regulatory authorities held as a site restoration deposits. During the quarter, a reclamation bond in the amount of $9,600 was established for the Thorn property to cover the costs associated with a planned drilling program to be completed during the 2002 field season. The $12,400 bond for the RDN property is still in effect as the planned reclamation has not yet taken place.






 11
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)


5.   MINERAL PROPERTY INTERESTS
                                         2002          2001

Acquisition costs                  $   62,638   $    48,332
  Aircraft and helicopter charters     27,358        12,551
  Camp and support                      5,057         5,786
  Chemical analysis                     1,436         2,956
  Drafting                                801         4,526
  Freight                                 695         1,313
  Materials and supplies                  305           244
  Maps and reproduction                 3,551         5,517
  Professional fees                    46,727        31,674
  Project management                   10,702         6,719
  Travel                                3,841         3,477
                                      100,476        74,763
Exploration tax credits                (3,342)       (9,573)
                                      159,769       113,522

Option Proceeds                       (97,678)      (46,000)

Cumulative Net Expenditures,
Beginning of Period                 1,493,984     1,314,631
Cumulative Net Expenditures,
End of Period                     $ 1,556,075   $ 1,382,153

The analysis of these expenditures by mineral property is reported in the Statements of Mineral Property Expenditures. The company's mineral property commitments are:

RDN Claims, British Columbia

On July 31, 1997, the company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 7) for a price of $150,000. The company also acquired the remaining two-thirds interest in the RDN mineral claims, subject to a 1.34% net smelter return royalty, by completing the xploration expenditure and share issue requirements in an option agreement dated July 31, 1997, as amended on October 8, 1998. The company may purchase one-half of the net smelter royalty for $666,666.

On June 1, 2001 the company granted Newmont Exploration of Canada Limited ('Newmont') an option to earn a 51% interest in the RDN claims. This option agreement was terminated on December 19, 2001 and the Company retains a 100% interest in the RDN Property, subject to a 1.34% NSR.





 12
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)

5.   MINERAL PROPERTY INTERESTS (continued)

RDN Claims, British Columbia (continued)

On April 23, 2002, the company signed a letter of agreement with Barrick Gold Corporation ('Barrick'), which provided that Barrick can earn a 75% interest in the property on completion of the following:
Incur exploration expenditures of
    not less than $300,000 during 2002
    not less than an aggregate of $1,500,000 on or before December 31, 2005 Cash payments of:
    $25,000 upon execution of the agreement (received)
    $25,000 on or before December 31,2002 and of each year thereafter until Barrick has earned the 75% interest.

Upon vesting and prior to a positive decision to mine, Barrick shall continue to fund exploration at a minimum level of $500,000 per year or make payments to the Company of $50,000 per year. Until the positive decision to mine, the Company will not be obligated to contribute to the funding of the exploration of the property.

FER and LIN Claims, Yukon

Under an agreement with Boliden Limited ('Boliden') dated July 1, 1998, as amended October 28, 1999 and October 11, 2001 the company acquired an option to earn up to an 85% interest in the FER and LIN claims. The company has acquired a 51% interest in the claims and can elect to earn an additional 34% interest, for an aggregate 85% undivided interest, as follows:
    Incur cumulative exploration expenditures of $200,000 by December 31, 2003 to earn a 60%  interest
    Incur cumulative exploration expenditures of $1,000,000 by
     December 31, 2005 to earn an 80% interest
    Incur cumulative exploration expenditures of $1,500,000 by
     December 31, 2006 to earn an 85% interest
    Pay Boliden $50,000 in cash or the equivalent value in common shares of the company upon completion of the second option (or upon vesting of an 85% interest.)

When the company earns an 85% interest, the company and Boliden will enter into a joint venture for the further development of the claims. If either party's interest subsequently decreases to below 7.5%, that party's interest will be automatically converted to a net smelter royalty return interest of 2%.







 13
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)

5.   MINERAL PROPERTY INTERESTS (continued)

Thorn Property, British Columbia

On March 1, 2001 the company entered into an option agreement with Kohima Pacific Gold Corp. to acquire a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The company will earn its interest on completion of the following:
Cash payments of:
    $15,000 upon signing (paid)
    $15,000 on December 1, 2000 (paid)
    $10,000 on March 1, 2001 (paid)
    $15,000 on March 1, 2002 (paid)
    $25,000 on March 1, 2003
    $50,000 on March 1, 2004
    $100,000 on March 1, 2005
Exploration expenditures of $50,000 by March 1, 2002 (completed)
Share issues of:
    50,000 common shares upon signing (issued)
    50,000 common shares on March 1, 2001 (issued)
    25,000 common shares on September 1, 2001 (issued)
    25,000 common shares on March 1, 2002 (issued)
    25,000 common shares on September 1, 2002
    25,000 common shares on March 1, 2003

The company will issue an additional 200,000 shares upon commencement of commercial production from the property. The company can purchase 2% of the net smelter return for $3,000,000.

On March 1, 2002, the company signed an option agreement with First Au Strategies Corporation ('First Au'), which provides that First Au can earn a 51% interest in the property on completion of the following:
Incur expenditures of
    not less than $300,000 on or before the first anniversary not less than an aggregate of $700,000 on or before the second anniversary not less than an additional $500,000 on or before the third anniversary
Cash payments of:
    $15,000 upon regulatory approval of the agreement (received)
    $25,000 on or before the first anniversary
    $50,000 on or before the second anniversary
    $100,000 on or before the third anniversary








 14
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)

5.   MINERAL PROPERTY INTERESTS (continued)

Thorn Property, British Columbia (continued)

Issue to the Company
    100,000 common shares of First Au upon regulatory approval (received) 50,000 common shares of First Au on or before the first anniversary 50,000 common shares of First Au on or before the second anniversary 50,000 common shares of First Au on or before the third anniversary

Upon exercising the option, First Au will be deemed to have earned a 51% undivided interest in the Property and the parties will enter into a formal joint venture agreement for further development of the property.

William's Gold (formerly Bill) Property, British Columbia

On May 17, 2001 the company entered into an option agreement with Lorne Warren and John Mirko to acquire a 100% interest in the BT claim (part of the William's Gold mineral property), subject to a 2.5% net smelter return. The company will earn its interest on completion of the following:
Cash payments of:
    $10,000 upon signing (paid)
    $15,000 on May 1, 2002 (paid)
    $25,000 on May 1, 2003
    $40,000 on May 1, 2004
Share issues of:
    25,000 common shares upon signing (issued)
    25,000 common shares on December 31, 2001 (issued)
    50,000 common shares on December 31, 2002
    50,000 common shares on December 31, 2003
    50,000 common shares on December 31, 2004

The company will issue an additional 100,000 common shares upon commencement of commercial production from the property. The company can purchase 1.5% of the net smelter return for $2,000,000.

On June 25, 2002, the company entered into an agreement to purchase 100% of John Mirko's interest in the William's Gold Property upon issuing 75,000 common shares. This agreement received exchange approval and the shares were issued subsequent to July 31.









 15
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)

5.   MINERAL PROPERTY INTERESTS (continued)

William's Gold Property, British Columbia  (continued)

On June 13, 2002, the company signed a letter of agreement with Stikine Gold Corporation ('Stikine'), which provides that Stikine can earn a 70% interest in the property on completion of the following:
Incur expenditures of:
    not less than $125,000 on or before June 15, 2003
    not less than an additional $300,000 on or before June 15, 2004 not less than an additional $350,000 on or before June 15, 2005 not less than an additional $725,000 on or before June 15, 2006
Issue to the company:
    100,000 common shares of Stikine on or before June 15, 2003
    100,000 common shares of Stikine on or before June 15, 2004
    $50,000 or the equivalent in common shares of Stikine on or before June 15,
     2005
    $50,000 or the equivalent in common shares of Stikine on or before June 15,
     2006
Cash payments of:
    $10,000 upon signing of the agreement (received)
    $25,000 on or before May 1, 2003
    $40,000 on or before May 1, 2004

Upon Stikine earning a 70% undivided interest in the Property, Stikine will annually expend $500,000 in exploration or engineering expenditures on the Property. Stikine may elect to make a cash payment of $50,000, or equivalent Stikine share issuance in lieu of the $500,000 expenditure.

Tide Property, British Columbia

On July 10, 2001 the company purchased the Tide mineral property from Newmont Canada Limited for a total cash expenditure of $10, with an underlying agreement to give Newmont Canada Limited a 3 year right of first refusal to re-acquire an interest in the property if the company decides to assign, transfer for dispose of its interest to a third party and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.












 16
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)

5.   MINERAL PROPERTY INTERESTS (continued)

Adam Property, British Columbia

In early April, the Company acquired the Adam Property by staking 3 claims comprising 60 units. The company will conduct a sampling and mapping program during August 2002 to fulfill the assessment work requirement to keep these claims in good standing after April 2003.

ER-Ogo-Fire claims, Alaska

The company, through Rimfire Alaska, Ltd., holds a 100% interest in the ER-Ogo-Fire claims. Effective January 30, 2002, the Company has signed an exploration, development and mine operating agreement with Anglogold (U.S.A.) Exploration Inc. ('Anglogold') whereby Anglogold may earn up to a 70% interest in the Eagle property. Initially, Anglogold may earn a 50% interest in the property on completion of the following:
Incur expenditures totaling $400,000 (US Dollars) as follows:
    not less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003
    an additional $50,000 on or before January 30, 2004 an additional $75,000 on or before January 30, 2005, and the difference between all earn-in exploration expenses and the $400,000 total requirement.
Make cash payments of not less than an aggregate $100,000 (US Dollars) as follows:
    $5,000 on or before January 30, 2002 (received)
    $5,000 on or before January 30, 2003
    $15,000 on or before January 30, 2004
    $25,000 on or before January 30, 2005; and $50,000 on or before January 30, 2006.

Anglogold may increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.

Eagle Claims, Alaska

Effective January 30, 2002, the Company has signed an exploration, development and mine operating agreement with Anglogold (U.S.A.) Exploration Inc. ('Anglogold') whereby Anglogold may earn up to a 70% interest in the Eagle property. Initially, Anglogold may earn a 50% interest in the property on completion of the following:







 17
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)

5.   MINERAL PROPERTY INTERESTS (continued)

Eagle Claims, Alaska (continued)

Incur expenditures totaling $400,000 (US Dollars) as follows:
    not less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003
    an additional $50,000 on or before January 30, 2004 an additional $75,000 on or before January 30, 2005, and the difference between all earn-in exploration expenses and the $400,000 total requirement.
Make cash payments of not less than an aggregate $100,000 (US Dollars) as follows:
    $5,000 on or before January 30, 2002 (received)
    $5,000 on or before January 30, 2003
    $15,000 on or before January 30, 2004
    $25,000 on or before January 30, 2005; and $50,000 on or before January 30, 2006.

Anglogold may increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.

California, Surf, Central Creek and Big Bend claims, Alaska

The company, through Rimfire Alaska Inc., holds a 30% joint venture interest in these properties, subject to an underlying 2% net smelter royalty on the Central Creek and Big Bend claims. The company has granted Western Keltic Mines Inc. a second option to increase its interest from 70% to 80% for the following consideration:
Issuing an additional 200,000 common shares as follows:
    100,000 shares on or before January 31, 2002 (received)
    100,000 shares on or before December 31, 2002

Incurring an additional $1,500,000 in exploration expenditures on or before December 31, 2003.

In addition, Western Keltic Mines Inc. will pay the company's portion of the first $2,000,000 of joint venture expenditures after earning its 80% interest in the properties.










 18
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)


6.   SHARE CAPITAL

Authorized
  100,000,000 common shares without par value

Issued and fully paid                   2002                       2001
                              Number of                  Number of
                               Shares       Amount        Shares      Amount
January 31                   9,453,288   $2,747,973     7,936,288   $2,358,706
Issued for cash
  Common shares, net of
  share issue costs of
  $51,527 ('02), $38,978('01)2,706,333    1,078,056      1,392,000     347,822
Issued for mineral properties   25,000        8,750         75,000      26,250

July 31                     12,184,621  $ 3,834,779      9,403,288  $2,732,778


The following options and warrants to purchase shares were outstanding as at July 31, 2002:
                             Number of            Issue Price
Description                    Shares               Per Share       Expiry Dates

Directors' options            600,000                 $0.25        March 2, 2006
Employee's options            100,000                 $0.25        March 2, 2006
Officer's options              20,000                 $0.35    February 22, 2007
Share purchase warrants     1,100,000                 $0.40          May 1, 2003
Share purchase warrants     1,100,000                 $0.45       April 15, 2004
Share purchase warrants       170,000                 $0.75         July 3, 2003
Share purchase warrants        75,000                 $0.45        July 17, 2003

The 20,000 officer's options, granted on February 22, 2002 and expiring on February 22, 2007, were given shareholder approval at the Annual General Meeting held June 28, 2002. The fair value of these options was calculated using the Black-Scholes option pricing model with the following assumptions:
Volatility:                 213%
Risk-free interest rate:    3.38%
Expected life:            5 years










 19
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)


7.   RELATED PARTY

The company's mineral property evaluation and exploration projects are managed by Equity Engineering Ltd., a company indirectly owned and operated by officers and significant shareholders of the company. Balances payable to Equity Engineering Ltd. for fees and reimbursement of costs incurred on behalf of the company have been separately disclosed as 'Payable to Related Party'. Fees charged to the company by Equity Engineering Ltd. are on the same basis as those charged by that company to unrelated third parties.

8.   FINANCIAL INSTRUMENTS

The carrying values of cash, marketable securities, accounts receivable and accounts payable on the balance sheet approximate their fair values.

9. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ('Canadian GAAP'). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles ('U.S. GAAP') are:

(1)   Share-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 'Accounting for Stock-Based Compensation'. As permitted by the statement, the company has elected to continue measuring share-based compensation costs for employees using the intrinsic value based method of accounting.

Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the company to employees and directors approximate market value at the grant date, the company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

Stock options granted to non-employees for services rendered to the company are required to be accounted for based on the fair value of the services provided or the consideration issued. As the company has used the fair value method to account for options granted to non-employees during the period, the company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.




 20
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)

9. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

 (2)   Flow-through shares

The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards No. 109 'Accounting for Income Taxes'. This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders. The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold. Under Canadian GAAP, this difference is recorded as a cost of issuing the shares.

(3)   Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP.

(4)   Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

(i)   Shareholders' Equity      July 31      July 31      January 31
                                  2002         2001          2002
Shareholders' equity          $1,266,576    $626,258        $400,804
   under Canadian GAAP
Add (deduct) Deferred
income tax liability             (62,425)    (54,925)        (62,425)
Shareholders' equity          $1,204,151    $571,333        $338,379
   under U.S. GAAP

(iii)   Net Loss                      3 months                    6 months
                                   ended July 31                 ended July 31
Weighted average                 2002       2001              2002       2001
number of shares
   Under Canadian GAAP       11,192,965   9,152,505       10,443,025   8,571,050
   Escrow shares                397,365     570,675          397,365     570,675
   Under U.S. GAAP           10,795,600   8,581,830       10,045,660   8,000,375

Loss Per Share  U.S. GAAP       $0.01       $0.02            $0.02       $0.03






 21
RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
July 31, 2002
(Expressed in Canadian Dollars)
(Unaudited  prepared by management)


10.   ENVIRONMENTAL

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration to be incurred for existing mineral property interests is uncertain.

CORPORATE INFORMATION

Directors and Officers

  David A. Caulfield, P. Geo.
  Coquitlam, British Columbia
  President and Chief Executive Officer

  Henry J. Awmack, P. Eng.
  Vancouver, British Columbia
  Chairman and Director

  Mark E. Baknes, M.Sc., P. Geo.
  Vancouver, British Columbia
  Vice-President Exploration and Director

  Jack H.L. Miller, P. Eng.
  North Vancouver, British Columbia
  Director

  Gary Paulson
  Prince George, British Columbia
  Director

  Ian J. Talbot, B.Sc., LLB
  North Vancouver, British Columbia
  Secretary

Solicitors
  Morton & Company

Auditors
  Hay & Watson

Registrar and Transfer Agent
  CIBC Mellon Trust Company
 22
RIMFIRE MINERALS CORPORATION

CORPORATE INFORMATION (continued)
July 31, 2002

Capitalization

TSX Venture Exchange:  Symbol RFM
Shares Authorized:           100,000,000
Shares Issued July 31, 2002:  12,184,621
Fully Diluted:                15,349,621













































 23
RIMFIRE MINERALS CORPORATION

SCHEDULE B (FORM 51-901F)

Report to Shareholders
July 31, 2002
(Unaudited  prepared by management)


1. EXPLORATION EXPENSES
Exploration expenditures during the three months ended July 31, 2002:
(year to date figures also in Note 5 to Schedule A)
                                            2002
Acquisition costs                        $ 16,776
 Aircraft and helicopter charters          27,358
 Camp and support                           4,575
 Chemical analysis                          1,436
 Drafting                                     225
 Freight                                      695
 Materials and supplies                       305
 Maps and reproduction                      1,922
 Professional fees                         30,560
 Project management                         8,497
 Travel                                     3,841
                                           79,414

Exploration tax credits                    (1,771)
                                           77,643

Option Proceeds                           (35,000)


GENERAL AND ADMINISTRATIVE EXPENSES
during the three months ended July 31, 2002:
Accounting and legal                       20,207
Depreciation                                1,186
Investor services                          18,341
Management services                        16,082
Office                                     14,309
Rent                                        8,444
Salaries and support services              17,145
Telephone and fax                             796
Travel and entertainment                    4,815
                                          101,325












 24
RIMFIRE MINERALS CORPORATION

SCHEDULE B (FORM 51-901F)

Report to Shareholders
July 31, 2002

3(a)
Securities Issued During Three Months Ended July 31, 2002

Date              Type         Number        Price     Proceeds  Consideration
May 6, 2002     Common         40,000        $0.40      $16,000      Cash
              (Share Purchase
              Warrant Exercised)
May 24, 2002    Common         14,000         0.45        6,300      Cash
              (Warrant Exercised)
June 3, 2002    Common         25,000         0.25        6,250      Cash
              (Options Exercised)
June 5, 2002    Common         10,000         0.45        4,500      Cash
              (Warrant Exercised)
June 11, 2002   Common         21,000         0.45        9,450      Cash
              (Warrant Exercised)
June 28, 2002   Common         10,000         0.40        4,000      Cash
              (Warrant Exercised)
July 3, 2002    Common        170,000         0.60      102,000      Cash
              (Private Placement)
July 3, 2002    Common        812,500         0.40      325,000      Cash
              (Warrant Exercised)
July 10, 2002   Common         10,000         0.45        4,500      Cash
              (Warrant Exercised)
July 15, 2002   Common        133,333         0.40       53,333      Cash
              (Warrant Exercised)
July 17, 2002   Common         12,500         0.40        5,000      Cash
              (Warrant Exercised)
July 18, 2002   Common         14,000         0.45        6,300      Cash
              (Warrant Exercised)
July 24, 2002   Common         42,000         0.45       18,900      Cash
              (Warrant Exercised)
July 25, 2002   Common        100,000         0.45       45,000      Cash
              (Warrant Exercised)
Total                       1,414,333                  $606,533


3(b)
Options granted during three months ended July 31, 2002

Date                  Optionee           Number   Price       Expiry Date
February 22, 2002   Ian J. Talbot[1]     20,000   $0.35    February 22, 2007

[1] Grant of options ratified by shareholders at the Annual General Meeting held June 28, 2002





 25






Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:   DAVID A. CAULFIELD
      DAVID A. CAULFIELD
      PRESIDENT





Date   September 20, 2002